UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

	By:	/S/ JOHN ZHONGHAN DENG
	Name:	John Zhonghan Deng
	Title:	Chairman and Chief Executive Officer

Date: May 13, 2010

Exhibit 99.1

Vimicro Reports Fourth Quarter 2009 and Fiscal Year 2009 Financial Results

BEIJING – May 12, 2010 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the fourth quarter and year ended December 31, 2009.

Fourth Quarter 2009

Net revenue in the fourth quarter of 2009 was $23.7 million as compared to $20.5 million reported in the third quarter of 2009 and $22.2 million in the fourth quarter of 2008. The 16 percent sequential increase in revenue was due to continued increases in demand for the Company’s multimedia processors as well as increased traction from its new products in the surveillance and mobile phone markets. The Company also benefited from improved product purchasing trends globally and in the domestic Chinese market.

Fourth quarter 2009 net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $1.6 million, or $0.02 loss per ADS (each representing four ordinary shares), which included $0.9 million in share-based compensation expense. The fourth quarter 2009 GAAP loss compares to a net loss of $4.3 million, or a loss of $0.08 per ADS, in the third quarter of 2009 and a net loss of $8.3 million, or a loss of $0.24 per ADS, in the fourth quarter of 2008.

“Fourth quarter revenue continued to improve representing the third consecutive quarter of growth since the first quarter 2009 low point in the economic cycle,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “In addition to strong sales of our notebook camera products during the quarter, Vimicro continued to make significant progress towards leveraging our core technology expertise to further penetrate the growing markets of 3G mobile, home & entertainment and surveillance. Our investments and alliances in 3G multimedia and mobile TV are beginning to reflect in our results as shipments have started to ramp. Additionally, our SVAC surveillance standard is now in the final review process with the Chinese government, which provides a strong competitive advantage for Vimicro as a standards leader in the rapidly growing surveillance market.”

Fiscal Year 2009

For the fiscal year ended December 31, 2009, net revenue was $73.0 million as compared to $86.5 million for the fiscal year ended December 31, 2008. The decline in annual revenue was due in part to the global economic conditions in early 2009, which impacted pricing and volume of mobile multimedia and other products. This decline was partially offset by an increase in sales of notebook camera processors as well as revenue generated from sales of security and surveillance products. Fiscal year 2009 net loss, prepared in accordance with U.S. GAAP, was $20.7 million, which included $9.0 million in share-based compensation expense, compared with a net loss of $13.6 million in fiscal year 2008, which included $6.3 million in share-based compensation expense. Diluted loss per ADS for fiscal year 2009 was $0.52, compared to a diluted loss per ADS of $0.39 in fiscal year 2008.

Dr. Deng continued, “Although 2009 was a challenging year, we established a solid foundation through business acquisitions, product development and other new initiatives in order to set the stage for top-line improvement in 2010. Our strategic investments combined with our continued efforts towards product innovation and our leadership in multimedia technologies is expected to accelerate revenue growth in 2010 and beyond.”

Business Outlook

Vimicro has received strong orders of its notebook cameras and mobile multimedia processors in the first quarter of this year. For the first quarter of 2010, the Company is providing preliminary revenue estimates and expects revenue to be between $19 and $20 million, representing approximately 100% growth over the $10.0 million reported in the first quarter of 2009. In first quarter of 2008 and 2007, Vimicro reported revenue of $16.2 million and $16.9 million respectively. The first quarter is typically a seasonally slower period primarily due to the Chinese New Year holiday and consumer purchasing trends.

Financial Results Conference Call and Webcast

Vimicro will host a conference call and Webcast tomorrow, May 13, 2010 at 6:00 p.m. Eastern Time to discuss the Company’s recent results. Investors and other interested parties may access the call by dialing 800-659-1942 (or +1-617-614-2710 outside of the U.S.) with the pass code 43304821, at least 10 minutes prior to the start of the call.

In addition, an audio Webcast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Webcast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until May 25, 2010 at midnight (ET). The replay number is 888-286-8010 with a pass code of 37628807. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of December 31, 2009, which was RMB 6.8282 to $1.00.

For further information about Vimicro, please contact:

Investor Contacts:

Eddie Fan, Senior Investment Manager

Phone: +86-10-6894-8888 ext. 7299

Email: fanbin@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	12/31/2009	9/30/2009	12/31/2008
	(unaudited)	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	84,510	85,816	58,215
Short-term time deposits	43,935	43,930	14,885
Restricted cash	132	—	73,157
Marketable equity securities	543	2,500	731
Accounts receivable, net of provision for doubtful accounts	9,462	8,195	7,131
Inventories	8,804	9,644	13,430
Prepayments and other current assets	4,155	2,595	2,431
Deferred tax assets	3	2	2

Total current assets	151,544	152,682	169,982
Investment in unconsolidated affiliate	—	—	168
Property, equipment and software, net	9,015	10,303	8,736
land use rights	10,905	9,431	7,365
Intangible assets, net	3,819	4,952	—
Goodwill	2,019	—	—
Other assets	973	2,018	947

Total assets	178,275	179,386	187,198

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	4,958	4,558	8,074
Taxes payable	879	1,711	1,345
Advances from customers	649	309	56
Accrued expenses and other current liabilities	5,900	4,198	4,870
Deferred government grants	3,844	4,392	—

Total current liabilities	16,230	15,168	14,345
Non-Current liabilities:
Deferred tax liabilities	196	31	31
Product warranty	25	—	—

Total liabilities	16,451	15,199	14,376

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 137,778,145 and 147,643,168 shares issued and outstanding as of December 31, 2008 and 2009, respectively	15	15	14
Additional paid-in capital	151,672	150,716	142,681
Treasury stock	(2,664)	(2,438)	(1,650)
Accumulated other comprehensive income	9,967	11,470	9,435
Accumulated deficit	(35,786)	(35,186)	(17,019)
Statutory reserve	2,782	2,782	2,782

Total shareholders equity attributable to Vimicro International Corporation	125,986	127,359	136,243
Noncontrolling interest	35,838	36,828	36,579

Total shareholders’ equity	161,824	164,187	172,822

Total liabilities and shareholders’ equity	178,275	179,386	187,198

Vimicro International Corporation

Consolidated Statement Of Operations And Comprenhensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2009 Q4	2009 Q3	2008 Q4	FY2009	FY2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net revenue	23,732	20,500	22,176	72,971	86,497
Cost of revenue	(16,673)	(14,692)	(17,521)	(51,898)	(61,814)

Gross profit	7,059	5,808	4,655	21,073	24,683
Operating expenses:
Research and development, net	(6,706)	(6,322)	(8,238)	(26,364)	(24,585)
Selling and marketing	(1,867)	(1,323)	(1,539)	(5,311)	(5,049)
General and administrative	(2,838)	(3,126)	(3,569)	(14,839)	(12,285)

Total operating expenses	(11,411)	(10,771)	(13,346)	(46,514)	(41,919)

Loss from operations	(4,352)	(4,963)	(8,691)	(25,441)	(17,236)
Other income/(expense):
Interest income	321	377	397	1,437	2,371
Foreign exchange (loss)/gain, net	(34)	16	39	(7)	1,144
Gain on disposal of available-for-sale securities	1,949	—	—	2,461	—
Others, net	614	307	252	957	387

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate	(1,502)	(4,263)	(8,003)	(20,593)	(13,334)
Income taxes expense	(91)	—	(305)	(91)	(305)

Net loss before share of gain/(loss) of an unconsolidated affiliate	(1,593)	(4,263)	(8,308)	(20,684)	(13,639)
Equity in profit/(loss) of an unconsolidated affiliate, net of tax	—	3	—	3	(1)
Net loss	(1,593)	(4,260)	(8,308)	(20,681)	(13,640)

Less: loss attributable to non-controlling interest	(993)	(1,123)	—	(1,914)	—

Loss attributed to Vimicro International Corporation	(600)	(3,137)	(8,308)	(18,767)	(13,640)

Other comprehensive loss/(income):
Foreign currency translation adjustment	(29)	84	(161)	93	4,097
Unrealized (loss)/gain on marketable equity securities	(1,472)	911	(29)	484	(29)

Other comprehensive loss/(income)	(1,501)	995	(190)	577	4,068
Total comprehensive loss	(3,094)	(3,265)	(8,498)	(20,104)	(9,572)
Less: comprehensive loss attributable to non-controlling interest	(990)	(1,126)	—	(1,869)	—

Comprehensive loss attributable to Vimicro International Corporation	(2,104)	(2,139)	(8,498)	(18,235)	(9,572)

Loss per share
Basic	(0.00)	(0.02)	(0.06)	(0.13)	(0.10)

Diluted	(0.00)	(0.02)	(0.06)	(0.13)	(0.10)

Loss per ADS
Basic	(0.02)	(0.08)	(0.24)	(0.52)	(0.39)

Diluted	(0.02)	(0.08)	(0.24)	(0.52)	(0.39)

Weighted average number of ordinary shares outstanding
Basic	147,518,482	148,483,022	139,193,972	143,182,200	140,261,311

Diluted	147,518,482	148,483,022	139,193,972	143,182,200	140,261,311

Weighted average number of ADS outstanding
Basic	36,879,621	37,120,755	34,798,493	35,795,550	35,065,328

Diluted	36,879,621	37,120,755	34,798,493	35,795,550	35,065,328

Components of share-based compensation expenses are included in the following expense captions:
R&D	(437)	(510)	(743)	(3,119)	(2,613)
S&M	(52)	(53)	(176)	(261)	(852)
G&A	(437)	(563)	(901)	(5,575)	(2,811)

Total	(926)	(1,126)	(1,820)	(8,955)	(6,276)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended December 31, 2009			Three months ended September 30, 2009			Three months ended December 31, 2008			Twelve months ended December 31, 2009			Twelve months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(4,352)	926	(3,426)	(4,963)	1,126	(3,837)	(8,691)	1,820	(6,871)	(25,441)	8,955	(16,486)	(17,236)	6,276	(10,960)
(Loss)/income attributed to Vimicro International Corporation	(600)	926	326	(3,137)	1,126	(2,011)	(8,308)	1,820	(6,488)	(18,767)	8,955	(9,812)	(13,640)	6,276	(7,364)
Diluted (loss)/income per ADS	(0.02)	0.03	0.01	(0.08)	0.03	(0.05)	(0.24)	0.05	(0.19)	(0.52)	0.25	(0.27)	(0.39)	0.18	(0.21)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.